December 12, 2023

VIA EDGAR

Ms. Kim McManus

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. McManus:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to Staff comments received orally on November 6, 7, and 14 and December 5 and 7 of this year, regarding the Trust’s Post-Effective Amendment No. 897, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on November 3, 2023, for the purpose of registering shares of the WisdomTree U.S. MidCap Quality Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General and Administrative Comment

1.	Comment: Please update all material or otherwise missing, incomplete or omitted information in the Fund’s Prospectus and SAI.

Response: The Registrant confirms all missing information will be included in the Fund’s next Post-Effective Amendment. Additionally, the completed fee table is included herein as Exhibit A.

Prospectus Comments

2.	Comment: Please provide, via correspondence, the Fund’s completed fee table and expense examples.

Response: The Fund’s fee table and expense examples are set forth in Exhibit A.

3.	Comment: In the third paragraph under the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus, please disclose the number of components included in the Index. Please note that a range is permissible.

Response: The Registrant anticipates that there will be between 100 and 200 constituents in the Index, and has revised the disclosure under the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus accordingly.

4.	Comment: The “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus notes that the Fund may concentrate in the securities of a particular industry or group of industries to approximately the same extent as the Index. Please confirm if the Index is concentrated in certain industries. If so, please revise the disclosure accordingly in the “Principal Investment Strategies of the Fund” and the “Principal Risks of Investing in the Fund” sections of the Prospectus.

Response: The Registrant confirms that the Index’s constituents are currently not concentrated in any industry.

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

5.	Comment: Please provide the Staff with a copy of the Fund’s index methodology as part of this response letter.

Response: The Registrant provided a copy of the Fund’s index methodology to the Staff via email on November 6, 2023.

6.	Comment: The Staff notes that the Fund may invest in shares of other investment companies as part of its non-principal investment strategy. If appropriate, add a line for acquired fund fees and expenses (“AFFE”) to the Fund’s fee table.

Response: The Registrant confirms that the Fund does not expect to invest in other investment companies to such an extent that the AFFE incurred indirectly by the Fund from its investment in other funds would exceed one basis point.

7.	Comment: Please provide a plain English definition of the term “modified market-capitalization weighting” as it is used in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus.

Response: The Registrant defines “modified market-capitalization weighting” as securities weighted based on company size adjusted for the amount of shares that are publicly traded. The Registrant has incorporated this definition under the “Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus.

8.	Comment: Please note that the Fund’s name represents a focus on investments in the United States and in mid-capitalization securities and, as a result, is covered by Rule 35d-1(a)(3) under the 1940 Act (the “Names Rule”). Please update the applicable 80% test accordingly and include it in the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus.

Response: The Fund’s 80% investment policy disclosed under the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus has been revised to provide that the Fund, under normal circumstances, will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the constituent securities of its Index, each of which is a security issued by a mid-cap company, identified in accordance with the Index Provider’s market-capitalization selection parameters, that is incorporated and headquartered in the United States. The disclosure further explains that the Index Provider’s market-capitalization selection parameters generally provide that the Index will be composed of the top scoring 30% of companies that comprise the top 60% of the remaining eligible U.S. Quality Growth Index family constituent universe after the exclusion of the 500 largest companies by market capitalization.

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

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Index Methodology Comments

9.	Comment: The second paragraph of Section 1 of the Index Methodology states that “The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index.” Consistent with this language, please state in the Fund’s Prospectus that the Index is calculated on a total return basis.

Response: The Registrant has revised the Fund’s disclosure under the “Additional Information About the Fund’s Investment Strategies” section of the Fund’s Prospectus accordingly.

10.	Comment: Section 3.1 of the Index Methodology notes that “To be eligible for inclusion in the Indexes, component companies must be under coverage by the market management team of the third-party independent index calculation agent.” Please disclose this factor in the Fund’s Prospectus and clarify what “under coverage” means.

Response: The Index Provider notes that “under coverage” means that information about the company is monitored by the Index’s third-party index calculation agent. The Registrant has added this factor to the disclosure under the “Principal Investment Strategies of the Fund” section of the Fund’s Prospectus accordingly.

11.	Comment: Section 3.1 of the Index Methodology lists the securities eligible for inclusion in the Index (namely, common stocks, REITs, tracking stocks and holding companies). Please disclose these eligible securities in the Fund’s Prospectus.

Response: The Registrant has revised the disclosure under the “Additional Information About the Fund – Additional Information About the Fund’s Investment Strategies – The Index” section of the Fund’s Prospectus accordingly. Relatedly, the Registrant has confirmed that REITs will not be eligible for inclusion in the Index and therefore, has not listed REITs among the eligible securities identified in the revised disclosure.

12.	Comment: Section 3.1 of the Index Methodology notes that REITs are eligible for inclusion in the Index. However, this section also notes that companies from within the Real Estate sector are ineligible. Please explain how this is not inconsistent or revise, as needed.

Response: The Registrant confirms that REITs are not eligible for inclusion in the Index and has revised the Index Methodology accordingly.

* * * * *

Sincerely,

/s/ Joanne Antico

Joanne Antico, Esq.

Secretary

cc:	Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

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EXHIBIT A

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below. The fees are expressed as a percentage of the Fund’s average net assets.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.38%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.38%

1 Other Expenses are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes you invest $10,000 in the Fund for the time periods indicated and then redeem or hold all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$39	$122

WisdomTree Asset Management, Inc. 250 West 34th Street, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

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